Yirendai Ltd.

10/F, Building 9, 91 Jianguo Road

Chaoyang District, Beijing 100022

The People’s Republic of China

August 18, 2017

VIA EDGAR

Mr. Michael Volley, Staff Accountant

Mr. Benjamin Phippen, Staff Accountant

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Yirendai Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2016 (the “2016 Form 20-F”)
Filed April 24, 2017
File No. 001-37657

Dear Mr. Volley and Mr. Phippen:

The Company has received the letter dated August 7, 2017 from the staff of the Securities and Exchange Commission regarding the Company’s 2016 Form 20-F.  The Company would like to request an extension to the deadline for responding to the letter. The Company will provide response to the letter via EDGAR as soon as possible, in any event no later than September 4, 2017.

If you have any additional questions or comments regarding the 2016 Form 20-F, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740 4863. Thank you very much.

*              *              *

Very truly yours,

/s/ Yu Cong
Yu Cong
Chief Financial Officer

cc:        Ning Tang, Executive Chairman, Yirendai Ltd.

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Elsie Zhou, PricewaterhouseCoopers Zhong Tian LLP